EXHIBIT 99.1

Brookfield Reinsurance Announces 2022 Results and Declares Regular Quarterly Dividend

BROOKFIELD, NEWS, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced financial results for the year ended December 31, 2022.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our results for the year were excellent and reflect the diversification and significant growth of our business over the last twelve months. Our earnings continue to grow as we reposition our investment portfolios into higher yielding opportunities and with over $20 billion of cash and highly liquid assets across our portfolios we are in a very strong liquidity position to further capitalize on accretive investment opportunities which will lead to further earnings growth in 2023.”

Unaudited As at and for the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Year Ended
	2022	2021	2022	2021
Total assets	$43,499	$11,493	$43,499	$11,493
Adjusted equity[1]	4,852	1,451	4,852	1,451
Distributable operating earnings[1]	170	21	388	30
Net income[2]	140	(43)	492	(44)
Net income per class A share[3,4]	$0.14	$0.13	$0.56	$0.26
  See Non-IFRS and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.
  Net income for the period ended January 1, 2021 to June 28, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc.
  For the period from June 28, 2021 onward.
  Excluding special distributions. Class A and Class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

2022 Highlights

  Diversified our product lines and scaled our US platform through the acquisition of American National Group, Inc. (“American National”) in May, which has since contributed $1.7 billion of new premiums and over $375 million of Distributable Operating Earnings (“DOE”)

  Closed 28 pension risk transfer (“PRT”) transactions, our most active year to date, representing $1.6 billion of premiums, a 50% increase over the prior year and inclusive of our first ever PRT transaction in the US market, where we expect to continue to be active in 2023

  Added approximately $1 billion of flow premiums to our reinsurance treaties during the year and continued to reposition these portfolios, driving a step up in our reinsurance business spread earnings

  Across each of our business segments, deployed the capital from transactions closed over the last eighteen months into accretive, higher yielding investments, driving a step up in our net investment spreads, while still ending the year with a very strong liquidity position

  Subsequent to year-end, we announced a definitive agreement to acquire Argo Group International Holdings, Ltd. for approximately $1.1 billion, further diversifying our operations and adding a foundational piece to our expanding U.S. P&C operations

Operating Update

We recognized $170 million of DOE for the three months ended December 31, 2022 compared to $21 million in the prior year period. The increase was driven by contributions from American National, which we acquired at the end of May 2022, as well as higher net investment income from reinsurance treaties and PRT business closed since late 2021.

We recognized $388 million of DOE for the year ended December 31, 2022, compared to $30 million in the prior year period. The current period includes over $375 million from the seven months of contribution from our ownership of American National, as well as contributions from our reinsurance and PRT businesses, which benefited from new business and higher net investment income, as noted above.

We recorded net income of $140 million (2021 - $43 million loss) and $492 million (2021 - $44 million loss) for the three months and year ended December 31, 2022, respectively, driven by contributions from DOE noted above, and inclusive of unrealized and realized mark-to-market impacts on investments and insurance reserves, partially offset by transaction and other one-time expenses.

Today, we have approximately $2 billion of corporate liquidity, with an additional $20 billion of cash and liquid assets within our insurance portfolios. This liquidity puts us in a strong position to support the redeployment of our investment portfolios as well as fund future growth opportunities as they arise and provide sufficient liquidity coverage for stress liability scenarios in the event they arise.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.07 per share, payable on March 31, 2023 to shareholders of record as at the close of business on March 16, 2023. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation (“Brookfield”) on its Class A limited voting shares (“Brookfield Class A Shares”).

In December, Brookfield completed the distribution of 25% of its asset management business Brookfield Asset Management to its shareholders and our shareholders, creating optionality for shareholders to own a pure-play leading alternative asset manager. At that time, due to the paired nature of the Brookfield Reinsurance security to Brookfield Corporation, shareholders of Brookfield Reinsurance also received the special distribution.

Combined, Brookfield Corporation’s quarterly distribution of $0.07 per share and Brookfield Asset Management’s quarterly dividend of $0.32 per share (equivalent to $0.08 per Class A share held prior to the special distribution), would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase from the prior year distribution.

Brookfield Corporation Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s fourth quarter and full year operating results is provided below:

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Net income	$44	$3,461	$5,195	$12,388
Operating funds from operations	$1,135	$1,237	$4,618	$3,761
Per Brookfield share	0.68	0.74	2.78	2.27
Distributable earnings before realizations	$1,142	$1,052	$4,314	$3,467
Per Brookfield share	0.71	0.64	2.68	2.18

Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		December 31		December 31
(US$ MILLIONS)		2022		2021
Assets
Cash and cash equivalents		$2,145		$393
Investments		28,098		4,943
Reinsurance funds withheld		5,610		4,650
Accrued investment income		341		21
Reinsurance related assets		570		169
Premiums due and other receivables		436		—
Deferred acquisition costs		1,732		776
Equity accounted investments		1,673		344
Investment properties		562		—
Deferred tax asset		531		20
Other assets		756		177
Separate account assets		1,045		—
Total assets		43,499		11,493

Liabilities and equity
Future policy benefits		15,771		8,497
Policyholders' account balances		14,310		—
Policy and contract claims		1,786		—
Unearned premium reserve		1,086		—
Reinsurance payable		90		75
Other policyholder funds		322		—
Accounts payable and other liabilities		779		77
Due to related parties		309		467
Corporate borrowings		2,160		693
Subsidiary borrowings		1,492		—
Notes payable		151		—
Deferred revenue		78		82
Liabilities issued to reinsurance entities		151		167
Separate account liabilities		1,045		—

Junior preferred shares		2,512		—
Non-controlling interest	8		—
Class A exchangeable and Class B	432		539
Class C	1,017	1,457	896	1,435
Total liabilities and equity		$43,499		$11,493

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Year Ended
	2022	2021	2022	2021
Net premiums and other policy revenue	$1,168	$4,881	$4,484	$7,162
Net investment income, including funds withheld	389	61	617	79
Income from equity accounted investments	74	14	222	8
Total revenues	1,631	4,956	5,323	7,249

Benefits and claims paid on insurance contracts	589	188	1,635	292
Change in future policy benefits	515	4,814	2,189	6,980
Interest credited to policyholders' account balances	124	—	156	—
Commissions for acquiring and servicing policies	167	—	412	—
Other reinsurance expenses	47	18	125	19
Changes in deferred acquisition costs	(216)	(44)	(383)	(44)
Operating expenses	167	13	433	35
Interest expense	83	8	196	9
Total benefits and expenses	1,476	4,997	4,763	7,291
Net income (loss) before income taxes	155	(41)	560	(42)
Income tax expense	(15)	(2)	(68)	(2)
Net income (loss) for the period	$140	$(43)	$492	$(44)

Attributable to:
Brookfield Corporation[1]	—	—	—	5
Class A exchangeable & class B shareholders[2,3]	1	1	6	3
Class C shareholder[2,3]	139	(44)	484	(52)
Non-controlling interest	—	—	2	—
	$140	$(43)	$492	$(44)

Net income per class A share[3]	$0.14	$0.13	$0.56	$0.26
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 onward.
  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Year Ended
	2022	2021	2022	2021
Net income (loss)	$140	$(43)	$492	$(44)
Deferred income tax expense	24	2	47	2
Junior preferred share dividends	28	—	67	—
Transaction costs	4	3	31	8
Equity accounted (income) loss	(7)	(14)	(54)	(8)
Depreciation	5	—	13	—
Mark-to-market on investments and reserves	(24)	73	(208)	72
Distributable operating earnings[1]	$170	$21	$388	$30

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As at December 31 US$ millions
	2022	2021
Equity	$1,457	$1,435
Add:
Accumulated other comprehensive loss (income)	883	16
Preferred shares	2,512	—
Adjusted Equity[1]	$4,852	$1,451

  Non-IFRS measure - see Non-IFRS and Performance Measures on page 6.

Additional Information
Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. This financial information provides comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended December 31, 2022, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted Equity. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares, excluding accumulated other comprehensive income, and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.

We provide additional information on key terms and non-IFRS measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.